As filed with the Securities and Exchange Commission on February 4, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ShoreTel, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Stock Options Granted Under Certain ShoreTel, Inc. Equity Plans to Purchase Common Stock

(Title of Class of Securities)

825211-105

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael Healy

Chief Financial Officer

ShoreTel, Inc.

960 Stewart Drive

Sunnyvale, California 94085

(408) 331-3300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Jeffrey R. Vetter, Esq.

Fenwick & West LLP

801 California St.

Mountain View, CA 94041

Telephone: (650) 988-8500

Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$25,873,719*	$1,017**

*	Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 3,256,373 shares of the common stock of ShoreTel, Inc., which is the maximum number of shares subject to stock options eligible to be exchanged pursuant to this offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $39.30 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,017	Filing Party: ShoreTel, Inc.

Form or Registration No.: Schedule TO.	Date Filed: January 2, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed by ShoreTel, Inc. (“ShoreTel”) with the Securities and Exchange Commission on January 2, 2009 (the “Schedule TO”) relating an offer by ShoreTel to certain of its employees to exchange certain outstanding stock options, for new options to be granted by ShoreTel under its 2007 Equity Incentive Plan and upon the terms and conditions described in the Offer to Exchange, attached to Amendment No. 1 to the Schedule TO as Exhibit 99(a)(1)(A) (the “Offer to Exchange”).

ITEM 4.	TERMS OF THE TRANSACTION

The Tender Offer expired on February 2, 2009. The Tender Offer was subject to approval by the Company’s stockholders and such approval was obtained at a Special Meeting of Stockholders held on February 2, 2009.

The Company accepted for exchange, options to purchase an aggregate of 3,215,173 shares of the Company’s common stock from 212 eligible participants, representing approximately 99% of the shares subject to options that were eligible to be exchanged in the Tender Offer. Upon the terms and subject to the conditions set forth in the Tender Offer, the Company issued new options to purchase an aggregate of 3,215,173 shares of the Company’s common stock at an exercise price of $4.82 in exchange for the options surrendered in the Tender Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: February 4, 2009

SHORTEL, INC.

By:	/s/ William Garvey
Name:	William Garvey
Title:	Vice President & General Counsel